SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Virtusa Corporation

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

92827P102

(CUSIP Number)

New Mountain Vantage Advisers, L.L.C.

787 Seventh Avenue, 49th Floor

New York, NY 10019

(212) 720-0300

With a copy to:

Russell Leaf

Jared Fertman

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92827P102	13D	Page 2 of 2

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Virtusa Corporation (the “Issuer”) and amends the Schedule 13D filed on July 6, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on July 7, 2020 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on July 27, 2020 (“Amendment No. 2”), and Amendment No. 3 to the Schedule 13D filed on August 17, 2020 (“Amendment No. 3” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D.

Except as otherwise set forth below, the information set forth in the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended to include the following:

On September 10, 2020, the Issuer announced that it has entered into a definitive Agreement and Plan of Merger, dated as of September 9, 2020 (the “Merger Agreement”) with affiliates of Baring Private Equity Asia (“Baring”) pursuant to which Baring agreed to acquire all of the issued and outstanding shares of the Issuer for $51.35 per share in an all-cash transaction valued at approximately $2.0 billion (the “Transaction”). The Reporting Persons believe that the Transaction significantly undervalues the Issuer. The Reporting Persons intend to explore whether alternative transactions that are more beneficial to the Issuer’s shareholders are available, including by contacting potential strategic and financial buyers, financing sources and other market participants.

IMPORTANT INFORMATION

On August 19, 2020, New Mountain Vantage Advisers, L.L.C., together with other participants (collectively, “New Mountain Vantage”), filed a definitive proxy statement (the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (“SEC”) to solicit proxies from stockholders of Virtusa Corporation (the “Company”) for use at the Company’s 2020 annual meeting of stockholders. NEW MOUNTAIN VANTAGE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER MATERIALS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE DEFINITIVE PROXY STATEMENT ALSO INCLUDES INFORMATION ABOUT THE IDENTITY OF THE PARTICIPANTS IN THE NEW MOUNTAIN VANTAGE SOLICITATION AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS THEREIN. The Definitive Proxy Statement and any other materials filed with the SEC by New Mountain Vantage are available at no charge on the SEC’s website at http://www.sec.gov and are also available at no charge on request from New Mountain Vantage’s proxy solicitor, Harkins Kovler, LLC at (800) 326-5997 or via email at VRTU@HarkinsKovler.com.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2020

NEW MOUNTAIN VANTAGE LO, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE FOCUS, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE CO-INVEST II, L.P.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE GP, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person

STEVEN B. KLINSKY

By:	/s/ Joseph Hartswell
Name: Joseph Hartswell
Title: Authorized Person